December 6, 2017

VIA EDGAR CORRESPONDENCE

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Innovator ETFs Trust (File Nos.: 333-146827; 811-22135)

Dear Mr. Ganley:

On behalf of the Innovator ETFs Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2017 for the purpose of registering shares of the Innovator IBD® ETF Leaders ETF (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On November 20, 2017, you provided comments via telephone regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

Prospectus

1.	Please confirm in correspondence that neither the Fund nor the Adviser is affiliated with the Index Provider and revise the disclosure accordingly.

Response: The Fund confirms that neither the Fund nor the Adviser is affiliated with the Index Provider and the disclosure has been revised accordingly.

2.	At least one week prior to the Registrant Statement becoming effective, please provide the completed fee table for the Fund.

Response: Pursuant to the Staff’s request, the completed fee table is attached with this correspondence as Exhibit A.

3.

Please provide additional disclosure regarding the arrangement between the Adviser and the Fund described in footnote #1 to the Annual Fund Operating Expenses Table whereby the Adviser may recoup expenses incurred in prior years.

Response: Pursuant to the Staff’s request, the referenced disclosure has been removed.

4.

Please consider adding disclosure to “Principal Investment Strategies” that the Fund will generally invest in all of the securities comprising the Index in proportion to the weightings of the securities in the Index.

Response: Pursuant to the Staff’s request, the following disclosure has been added as the second sentence of the first paragraph of “Principal Investment Strategies”:

The Fund generally invests in all of the securities comprising the Index in proportion to the weightings of the securities in the Index.

5.	The first sentence of the second paragraph of “Principal Investment Strategies” states that the Index is a “rules-based stock index.” Please consider removing the word “stock” from the disclosure.

Response: Pursuant to the Staff’s request, the disclosure has been so revised.

6.	Please provide disclosure in “Principal Investment Strategies” regarding the types of ETFs which may comprise the Index.

Response: Pursuant to the Staff’s request, the following disclosure has been added to the second paragraph of “Principal Investment Strategies”:

The Index may be composed of Underlying Funds that invest in any asset class, including foreign and domestic equity and fixed income securities, and, from time to time, other alternative asset classes. Underlying Funds may invest in securities issued by small-, mid- and large-capitalization companies located in either developed or emerging markets and in securities of any credit quality, including “junk” securities. The Underlying Funds comprising the Index may be passively or actively managed.

7.	Please provide additional disclosure in “Principal Investment Strategies” regarding the relative strength analysis used to determine the securities comprising the Index.

Response: Pursuant to the Staff’s request, the disclosure has been revised as follows:

The remaining Underlying Funds are then ranked according to IBD’s relative price strength rating methodology. “Relative strength” is an investing technique that seeks to determine the strongest performing securities by measuring certain factors, such as a security’s relative performance against the overall market or a security’s relative strength value, which is derived by comparing the rate of increase of the security’s price as compared to that of a benchmark index. IBD utilizes relative strength to compare an Underlying Fund’s stock price performance over the last twelve months (with performance over the three most recent months more heavily emphasized) against the over 8,000 foreign and domestic equity securities that comprise IBD’s internal database. Each Underlying Fund is ranked according to its relative price performance and assigned a proprietary rating score from 1 (lowest) to 99 (highest).

8.

Bullet #4 of “Principal Investment Strategies” states that ETFs that have exhibited “significant price appreciation” since the last time the ETF was included in the Index will be excluded. Please provide additional disclosure on the meaning of “significant price appreciation.”

Response: The index methodology has been changed. The information contained in the referenced disclosure is no longer relevant. Accordingly, it has been removed.

9.	Please consider revising or relocating the disclosure in “Principal Investment Strategies” regarding the limits of Section 12(d)(1) of the 1940 Act.

Response: Pursuant to the Staff’s request, the referenced paragraph has been removed and a cross-reference to the enhanced disclosure regarding Section 12(d)(1) in “Fund Investments – Exchange-Traded Funds” has been added to the fourth paragraph of “Principal Investment Strategies.”

10.	Please provide disclosure in “Principal Investment Strategies” regarding the number of ETFs comprising the Index.

Response: Pursuant to the Staff’s request, the following disclosure has been added to the fifth paragraph of “Principal Investment Strategies”:

As of November 30, 2017, the Index was composed of 26 Underlying Funds. However, given that the Index is generally reconstituted and rebalanced monthly, this may not be a current reflection of the Index’s holdings.

11.

The disclosure states the portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund but the disclosure only lists one portfolio manager. Please confirm in correspondence or revise the disclosure accordingly.

Response: The Fund’s portfolio managers will be Dustin Lewellyn, Ernesto Tong and Anand Desai. The disclosure has been updated accordingly.

12.	Please file with the Commission any license agreement to which the Fund is a party.

Response: Pursuant to the Staff’s request, the Fund has filed the its sub-license with the Adviser as Exhibit (h)(5) on Post-Effective Amendment No. 65.

13.	Please revise “Concentration Risk” to clarify that the Fund will be concentrated in a sector to the extent the Index is concentrated in a sector.

Response: Pursuant to the Staff’s request, the following disclosure has been added as the first sentence of “Concentration Risk”:

To the extent that the Index concentrates in the securities of issuers in a particular industry or sector, the Fund will also concentrate its investments to approximately the same extent.

14.	Please consider adding specific tracking error risk.

Response: The Fund respectfully declines to add the risk as the disclosure in “Non-Correlation Risk” adequately describes this risk.

15.

The first sentence of “Purchase and Sale of Fund Shares” states that Creation Units may be exchanged for the deposit or delivery of a basket of securities in which the Fund invests and/or cash. Please confirm the accuracy of this statement and consider adding risk disclosure regarding effectuating creations and redemptions for cash.

Response: Pursuant to the Staff’s request, “Purchase and Sale of Fund Shares” has been revised as follows:

The Fund will issue and redeem Shares at NAV only with authorized participants (“APs”) that have entered into agreements with the Fund’s distributor and only in Creation Units (large blocks of 50,000 Shares) or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may issue and redeem Shares in exchange for cash at a later date but has no current intention of doing so. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

16.	Please consider revising “Additional Information About the Fund’s Strategies” to “Additional Information About the Fund’s Principal Strategies” and “Fund Investments” to “Fund Principal Investments.”

Response: Pursuant to the Staff’s request, the section names have been so revised.

17.	Please specify the portfolio managers’ business experience during the past 5 years.

Response: Pursuant to the Staff’s request, the disclosure has been revised accordingly.

18.

Please explain the basis for the Fund’s determination that Fund Investment Restriction #3 does not apply to does not apply to (i) the lending of portfolio securities, (ii) the purchase of debt securities, other debt instruments, loan participations and/or engaging in direct corporate loans in accordance with its investment goals and policies, and (iii) repurchase agreements to the extent the entry into a repurchase agreement is deemed to be a loan.

Response: Pursuant to the Staff’s request, the referenced disclosure has been removed.

19.

Please revise Fund Investment Restriction #7 to clarify that to the extent that the Index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate in the securities of that particular industry or group of industries as well.

Response: Pursuant to the Staff’s request, the referenced disclosure has been revised accordingly.

If we may further cooperate with you in any way in the processing of the Registration Statements, please telephone the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Innovator ETFs Trust

Exhibit A

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors may pay brokerage commissions on their purchases and sales of Shares, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.60%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)	0.51%
Total Annual Fund Operating Expenses	1.11%
(1)

The Fund’s investment adviser pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, the investment adviser is not responsible for distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest and extraordinary expenses.

(2)	Other Expenses and Acquired Fund Fees and Expenses are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$112	$213